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Filed by NorthPoint Communications Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS PLACED ON THE WEBSITE OF NORTHPOINT COMMUNICATIONS GROUP, INC. BEGINNING ON AUGUST 8, 2000:

                                  NorthPoint

                                  Liz Fetter
                               President and CEO
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A Groundbreaking Deal



                        A Transformational Combination
                    of Entrepreneurship, Scale and Funding
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The NorthPoint DSL Vision

To be the premier, global broadband services provider

    Build and grow a robust, best-of-breed broadband business

    Revolutionize the role of the Internet on people's lives around the globe

    Aggressively build long-term value
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NorthPoint Profile

Leading Broadband Services Provider

    Founded in May 1997

    Industry Leading Network
    -  Fastest Deployment

    Winning Business Strategy

    Industry leader on the path to profitability
    -  4 EBITDA positive markets
    -  All ahead of schedule

    World Class Management Team
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NorthPoint

The Industry Leader.....

First to

    Nationwide backbone

    End to end OSS system

    International leadership

    Profitability
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Strategy

    Build a national network

    Scale the business

    Maintain customer focus and execution

    Ensure access to capital
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Benefits to
NorthPoint Shareholders

Double our footprint
                                                  Leading
More than quadruple our customer base      =     Broadband
                                                  Provider
Double our employee size
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NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a
Verizon Communications) will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.